Exhibit 1.01
Integrated Device Technology, Inc. (“IDT”)
Unaudited Conflict Mineral Report (“CMR”) - Calendar year 2014
Exhibit 1.01 to SEC Form SD Filing

Table of Contents
Introduction	2
IDT’s Conflict Free Minerals Policy	2
IDT Products	2
Manufacturing	2
Use of 3TG Minerals	3
Source of 3TG Minerals	3
Due Diligence	3
2014/2015 and Ongoing Compliance Efforts	5

Introduction
This CMR complies with the requirements of Section 1502 of the Dodd-Frank Act (the “Act”). It sets forth the reasonable country of origin inquiry (“RCOI”) undertaken and the due diligence framework used by IDT to determine whether, in calendar year 2014, any minerals designated as “conflict minerals” in the Act and used in IDT products originated in or helped to finance or benefit armed groups in the Democratic Republic of Congo (“DRC”) or any of the nine countries adjoining DRC (“Covered Countries”).

IDT’s RCOI and due diligence activities conform to the internationally recognized RCOI and due diligence frameworks set forth by the Organization for Economic Co-operation and Development (the “OECD”) and the Electronics Industry Citizenship Coalition (the “EICC”), in conjunction with the Global eSustainability Initiative (“GeSI”). Questions related to this report, or to any aspect of IDT’s Conflict Minerals Compliance Program should be directed to Matthew Brandalise, Vice President, Secretary and General Counsel.
IDT Conflict Free Minerals Policy
http://www.idt.com/about/corporate-responsibility-citizenship/conflict-free-metals-policy

IDT understands the Democratic Republic of Congo (“DRC”) and the nine countries adjoining it (“Covered Countries”) are rich in natural resources. IDT also recognizes that some mining activities in certain regions/mines within the DRC and Covered Countries are controlled by non-government military groups and have been identified by the U.S. Government and other global and industry organizations as potentially contributing to human rights abuses and environmental damage within the region.   IDT is committed to engaging in rigorous due diligence efforts designed to verify -- whenever possible -- the source of tin, tantalum, tungsten, and gold (“3TG Minerals”) used in IDT’s supply chain. IDT is committed to purchasing 3TG Minerals and other materials only from environmentally and socially responsible suppliers.

IDT requires its suppliers to meet conflict mineral regulatory obligations in accordance with U.S. Government, as well as local regulatory requirements and to source 3TG Minerals only from Conflict Free sources.

In support of this policy, IDT:

▪
Works with our supply chain partners to trace the sources of tantalum, tungsten, tin, and gold in our products to minimize and ultimately eliminate materials whose sale benefits armed groups in the DRC or any Covered Country.

▪	Supports industry trade groups, suppliers, and customers in establishing a verifiable supply chain that draws materials from conflict free mines.

IDT Products
Integrated Device Technology, Inc., the Analog and Digital Company™ (the “Company” or “IDT”), designs, develops, manufactures and markets integrated circuits for the advanced communications, computing and consumer industries. Its broad range of semiconductor solutions combines analog and digital technology to develop system-level innovations that optimize customers' applications and enrich the end-user experience. IDT uses its market leadership in wireless power, timing, serial switching and interfaces, and adds analog and system expertise to provide complete application-optimized, mixed-signal solutions for the communications, computing and consumer segments. Headquartered in San Jose, California, IDT has design, test and sales facilities throughout the world. IDT stock is traded on the NASDAQ Global Select Stock Market® under the symbol "IDTI."

Manufacturing
IDT uses third-party foundries that are primarily located in the APAC region to manufacture all of its products. IDT assembles and/or packages products using several different subcontractors in the APAC region.  This enables the Company to negotiate lower prices, and limits the risk associated with production concentration in one country or company.  The criteria used to select third-party foundries and assembly and packaging subcontractors include, but are not limited to, sourcing from conflict mineral free sources, cost, quality, delivery, and subcontractor financial stability. IDT performs a vast majority of its test operations at its test facility located in Malaysia.  A relatively small number of test operations also are performed at third-party subcontractors in the APAC region.

Use of 3TG Minerals
All IDT products incorporate at least one of the minerals regulated by section 1502: tungsten, tantalum, gold and tin (“3TG”). Tungsten is present in 100% of the products we sell, and tantalum is present in those products produced through three of our foundries from whom we purchase advanced technology. Gold and tin are used in certain packages for IDT products assembled by the APAC subcontractors with whom IDT contracts.

Source of IDT 3TG Minerals
Notwithstanding the robust due diligence efforts engaged in by IDT and each company in its supply chain for 3TG minerals, for calendar year 2014, a very few number of IDT 3TG mineral sources continue to be designated “DRC conflict undeterminable” by our suppliers, which then requires us to make the same designation. While IDT has no reason to believe that any of the 3TG minerals used to manufacture, assemble or package products, in fact, originated in or helped to finance or benefit armed groups in the DRC or any of the Covered Countries, for the suppliers listed below as “undeterminable,” it was not possible to confirm this with certainty for calendar 2014. The next section, “Due Diligence” sets forth IDT’s due diligence framework, and the section following, “2015/2016 and Ongoing Compliance Efforts” describes the steps IDT will be taking in calendar 2015 to mitigate the risk that its necessary conflict minerals benefit armed groups, and to confirm no later than December 31, 2015 that it is a 100% conflict-mineral-free supplier.

Due Diligence Framework and Efforts
IDT’s calendar 2014 RCOI process employed the following steps:

A.    Foundry

1)	Identify each foundry providing technology or manufacturing services that use 3TG minerals.
RESULT: Nine (9) foundry partners were used to manufacture all IDT parts in 2014.

2)	Request each foundry to provide IDT with a completed EICC/GeSI Conflict Minerals.
Reporting Template no later than March 31, 2015
RESULT: Eight (8) foundry partners provided completed EICC/GeSI templates by the deadline, demonstrating that they did not use any 3TG minerals mined from the DRC or any of the Conflict Countries. One (1) foundry partner did not provide a response, and thus is noted as “undeterminable.” Significantly, all foundry activities with this foundry will cease in calendar 2015. Hence, IDT expects to be able to certify that all foundry partners are 100% conflict mineral free no later than December 31, 2015.

3)	Analyze the foundry reports to determine the status of 3TG minerals used in IDT products
RESULT: Three (3) foundries reported the use of both Tantalum and Tungsten as necessary to the functionality of products produced for IDT. Those three (3) foundries certified their sources of tantalum and Tungsten are conflict mineral free. Six (6) foundries reported the use of Tungsten, only, as necessary to the functionality of products produced for IDT. Those six (6) foundries certified their sources of Tungsten are conflict mineral free. Two (2) foundries reported the use of Tin, as necessary to the functionality of products produced for IDT. One (1) of those foundries certified their sources of tin are conflict mineral free. One (1) of those foundries did not submit a report, and hence is listed as “conflict mineral undeterminable.”

B.    Assembly
1)Identify each assembler providing technology or manufacturing services that use 3TG minerals.
RESULT: Nineteen (19) assembly partners were used to assemble IDT packages in 2014.

2)Request each assembler to provide IDT with a completed EICC/GeSI Conflict Minerals Reporting Template no later than March 31, 2015.
RESULT: Nineteen (19) assembly partners provided completed EICC/GeSI templates by the deadline.

3)Analyze the assembler reports to determine the status of 3TG minerals used in IDT products.
RESULT: Eighteen (18) assemblers reported the use of gold as necessary to the functionality of products produced for IDT. All eighteen (18) assemblers certified that their sources of gold are conflict mineral free. Sixteen (16) assemblers reported the use of tin as necessary to the functionality of products produced for IDT. All sixteen (16) assemblers certified that their sources of Tin are conflict mineral free. Four (4) assemblers reported the use of Tungsten as necessary to the functionality of products produced for IDT. All four (4) assemblers certified that their sources of Tungsten are conflict mineral free. One (1) assembler reported the use of Tantalum as necessary to the functionality of products produced for IDT. That assembler (1) certified that its sources of Tantalum are conflict mineral free.

C.    Supply Chain

1)	Identify each supplier providing component parts, products or materials that use 3TG minerals.
RESULT:

•	Category I: VRM product small part component vendors
Thirty (30) small part component suppliers were used to assemble VRM products.

•	Category II: IDT consigned material suppliers
Twenty-four (24) consigned material suppliers were used for IDT products.

•	Category III: NXP product small part component suppliers
Two (2) vendors were used to assemble NXP products.

2)	Request each supplier to provide IDT with a completed EICC/GeSI Conflict Minerals
Reporting Template no later than March 31, 2015.
RESULT:

•	Category I: VRM product small part component suppliers
Thirty (30) total: Twenty-seven (27) complete EICC/GeSI templates received; Three (3) suppliers non-responsive, despite repeated contacts by IDT management.

•	Category II: IDT consigned material suppliers
Twenty-four (24) total: Twenty-four (24) completed EICC/GeSI templates received.

•	Category III: NXP product small part component suppliers
Two (2) total: Two (2) completed EICC/GeSI templates received.

3)	Analyze the supplier reports to determine the status of 3TG minerals used in component parts, products or materials supplied to IDT.
RESULT:

•	Category I: VRM product small part component suppliers
Sixteen (16) VRM product small part component suppliers reported the use of gold as necessary to the functionality of products produced for IDT. Ten (10) certified that their sources of gold are conflict mineral free, six (6) reported their sources of gold as “undeterminable.” Twenty-five (25) VRM product small part component suppliers reported the use of tin as necessary to the functionality of products produced for IDT. Eighteen (18) certified that their sources of Tin are conflict mineral free, two (2) reported their sources of tin as “undeterminable.” Seven (7) VRM product small part component suppliers reported the use of Tungsten as necessary to the functionality of products produced for IDT. Two (2) certified that their sources of Tungsten are conflict mineral free; two (2) reported their sources of tungsten as “undeterminable.” Five (5) VRM product small part component suppliers reported the use of Tantalum as necessary to the functionality of products produced for IDT. Four (4) certified that their sources of Tantalum are conflict mineral free; one (1) reported its sources of Tantalum as “undeterminable.”

•	Category II: IDT consigned materials suppliers
Eighteen (18) consigned materials suppliers reported the use of gold as necessary to the functionality of products produced for IDT. All eighteen (18) consigned materials suppliers certified that their sources of gold are conflict mineral free. Twelve (12) consigned materials suppliers reported the use of tin as necessary to the functionality of products produced for IDT. All twelve (12) consigned materials suppliers certified that their sources of Tin are conflict mineral free. Six (6) consigned materials suppliers reported the use of Tungsten as necessary to the functionality of products produced for IDT. All six (6) consigned materials suppliers certified that their sources of Tungsten are conflict mineral free. Three (3) consigned materials suppliers reported the use of Tantalum as necessary to the functionality of products produced for IDT. All three (3) certified that their sources of Tantalum are conflict mineral free.

•	Category III: NXP product small part component suppliers
Two (2) NXP product small part component suppliers reported the use of gold as necessary to the functionality of products produced for IDT. One (1) certified that its sources of gold are conflict mineral free; one (1) reported its sources of gold as “undeterminable.” One (1) NXP product small part component supplier reported that neither Tin, nor Tungsten nor Tantalum are necessary to the functionality of products produced for IDT. The other (1) NXP small part component supplier reported the use of Tin as necessary to the functionality of products produced for IDT, and reported its sources of tin as “undeterminable.” That supplier (1) also reported the use of Tungsten and Tantalum as necessary to the functionality of products produced for IDT, and (1) reported its sources of both Tungsten and Tantalum as conflict mineral free.

2015 and Ongoing Compliance Efforts
1) IDT has a conflict minerals compliance policy on its website (presented in section two of this report), which sets forth IDT’s public commitment to sourcing 3TG minerals only from conflict mineral free sources.

2) In 2011, IDT established a designated Team responsible for ensuring its 3TG mineral supply chain was conflict mineral free. The Team consists of managers from each of the following business units: Manufacturing, Quality, Procurement/Supply Chain, Environmental, Health & Safety, and Legal. The Team is a standing committee that ensures a comprehensive list of foundries, assemblers, and suppliers is generated, and that each company on the list provides IDT with a complete and accurate certification of the source of 3TG minerals used in the manufacture of assembly of IDT products.

3) In calendar 2014, the Team also generated and sent a letter to every foundry, assembler and supplier who indicated that a 3TG mineral used in IDT products was “DRC conflict undeterminable,” requesting that company to provide -- no later than June 30, 2014 -- a detailed plan describing the efforts it would be taking to determine the origin of 3TG minerals used in IDT products by September 30, 2014.

4) IDT also requested each of its manufacturing and assembly partners and its suppliers to confirm no later than March 31, 2015 that it had eliminated from its supply chain any 3TG mineral not certified as “DRC conflict free”.

5) One foundry partner has not met IDT’s conflict minerals free requirement. IDT will end its relationship with this supplier in calendar 2015, and expects that it will be able to certify by December 31, 2015 that all manufacturing and assembly partners and all suppliers are certified conflict mineral free.

6) The Team has set a firm goal to ensure all remaining “undeterminable” 3TG sources are committed to certifying they are and confirmed to be DRC conflict free no later than December 31, 2015. Contingency plans also will be put in place to address conflict mineral sourcing in the event that any foundry, assembly or supply chain partners are not able to certify they are conflict mineral free by December 31, 2015, and IDT is not able to find alternative sourcing for such partners.

7) IDT participates in the EICC Conflict Minerals consortium as a “Non-Member Supplier.” Please refer to http://www.eicc.info/EICC-ON.shtml for general information.

8) As a supplier, itself, IDT works closely with its customers, including Apple, Samsung and Intel, to ensure our conflict minerals compliance program adopts the “best practices” developed by these industry leaders. For example, the template letter sent to IDT foundry and assembly partners and suppliers setting forth deadlines for converting “undeterminable” sources of 3TG minerals to certified, “conflict mineral free” sources or for eliminating them from IDT’s supply chain was provided by the Apple conflict mineral team to IDT, and conformed by us for our supply chain partners.

9) IDT has added the following language to its foundry, assembly and supply contract templates, and will include such language in contract amendments and renewals, as well as new contracts on a going-forward basis:
Additional Warranties. In addition, COMPANY and IDT make the following representations and warranties:
(a). . .
(b). . .
None of the Products contain nor are any of the Products manufactured using ozone depleting substances such as halons, chlorofluorocarbons, hydrochlorofluorocarbons, methyl chloroform and carbon tetrachloride as defined by the Montreal Protocol. COMPANY shall comply with all requirements of applicable laws relating to restrictions on use of conflict minerals including Tantalum, Tin, Tungsten or Gold and restrictions on use of lead and other hazardous materials in electronic Products (including without limitation, SEC rules promulgating section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the RoHS and WEEE directives)